BAYES CAPITAL LLC

Annual Audited Report
Form X-17a-5, Part III
Year Ended December 31, 2016

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYES CAPITAL LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Jefferson Avenue, Suite 2
(No. and Street)

Westwood (City) NJ (State) 07675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Marron (516) 287-2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polcari & Company, CPA's
(Name – *if individual, state last, first, middle name*)

2035 Hamburg Tpke, Unit H (Address) Wayne (City) NJ (State) 07470 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Douglas Sanzone_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BAYES CAPITAL LLC_____ , as
of December 31_____ , 20 16____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

SARAH A. RITTER CHUNG
NOTARY PUBLIC OF NEW JERSEY
ID # 50011382
My Commission Expires 3/6/2020



Notary Public

_____
Signature

_____
_C E O_
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



POLCARI & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bayes Capital LLC.
Westwood, NJ 07675

We have audited the accompanying statement of financial condition of Bayes Capital LLC. (the "Company"), a Delaware Company, which comprise the statement of financial condition as of December 31, 2016 and the related statements of operations, changes in member equity, and cash flows for the year then ended and the related notes to the financial. Bayes Capital LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayes Capital, LLC, as of December 31, 2016, and the results of its operations, and its cash flows for the years then ended in accordance with the accounting principles generally accepted in the United States of America.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Continued

The supplemental information contained in Schedules I, II and III and have been subjected to audit procedures performed in conjunction with the audit of Bayes Capital, LLC's financial statements. The supplemental information is the responsibility of Bayes Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information described above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Polcari & Company

POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, New Jersey
February 23, 2017

POLCARI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Bayes Capital LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 1,234,397
Receivables from clearing brokers	697,915
Receivables from other broker-dealers	888,843
Deposits with clearing brokers	175,000
Prepaid expenses	31,287
Due from parent	23,808
Due from affiliate	4,782
Total assets	**$ 3,056,032**

Liabilities and Member's Equity

Current Liabilities

Execution fees payable	877,769
Due to broker-dealers	721,820
Technology costs payable	324,618
Professional fees payable	146,620
Commissions payable	18,172
Other payables	31,631
	2,120,630

Commitments and contingencies

Member's equity	935,402
Total liabilities and member's equity	**$ 3,056,032**

The accompanying notes are an integral part of these financial statements.

Bayes Capital LLC
Statement of Operations
Year Ended December 31, 2016

Revenues

Commissions	$ 12,574,129
Riskless principal transactions	3,014,881
Rebates	417,807
Trading income(loss)	(3,293)
Total	16,003,524

Expenses

Clearing and execution	13,557,387
Technology costs	944,482
Compensation, including benefits	394,481
Professional fees	197,554
Regulatory fees	46,310
Rent expense	13,200
Other	32,980
	15,186,394

Net income	$ 817,130

The accompanying notes are an integral part of these financial statements.

Bayes Capital LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Member's equity, December 31, 2015	$	348,272
Net income		817,130
Contributions		-
Withdrawals		(230,000)
Member's equity, December 31, 2016	$	935,402

Bayes Capital LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	817,130
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Execution fees payable		625,221
Receivables from clearing brokers		510,642
Technology costs payable		137,907
Deposits with clearing brokers		100,000
Other payables		17,155
Professional fees payable		13,354
Commissions payable		3,414
Receivables from broker-dealers		(888,647)
Due to broker-dealers		(115,274)
Prepaid expenses		(31,287)
Due from parent		(22,835)
Due from affiliate		(4,782)
Net cash provided by operating activities		1,161,998
Cash flows from financing activities		
Member distributions		(230,000)
Net cash used in financing activities		(230,000)
Net increase in cash		931,998
Cash - beginning		302,399
Cash - ending	$	1,234,397
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	1,612

The accompanying notes are an integral part of these financial statements.

1. **Organization**

    Bayes Capital LLC (the '"Company"'), a Delaware limited liability company whose sole member is BCM Holdings LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company is an institutional introducing broker, exempt under section (k)(2)(ii) from SEC Rule 15c3-3 (the "Customer Protection Rule"), in that it introduces its customers, on a fully-disclosed basis to either Electronic Transaction Clearing, Inc. ("ETC"), Industrial and Commercial Bank of China ("ICBC") or Lek Securities Corporation ("LEK"), its clearing brokers.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes
    No provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent.

    The authoritative guidance issued by the Financial Accounting Standards Board requires management to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. Tax penalties and interest, if any, would be accrued as incurred and would be recorded on the statement of operations. The Parent files tax returns as prescribed by the tax laws of the jurisdiction in which it operates. As of December 31, 2016, the Parent's U.S. federal return and state returns for the years 2013 onward are open under the normal statute of limitations. As of December 31, 2016, the Parent did not have any unrecognized tax liabilities on behalf of the Company.

3. **Cash**

At December 31, 2016, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in exposure in excess of such insurance coverage of $1,043,120 including outstanding checks.

4. **Clearing Deposits**

In accordance with its clearing agreements, the Company must maintain clearing deposits of $25,000 with ETC and $125,000 with LEK. Further, ICBC at December 31, 2016 continues to hold $25,000 of an original $250,000 clearing deposit pending resolution of open matters as that clearing relationship is in the process of being terminated.

5. **Concentration of Credit Risk and Financial Instruments with Off-Balance Sheet Credit Risk**

In the normal course of business, the Company's activities involve the execution of customer securities transactions which are settled by its clearing brokers. The agreement between the Company and its clearing brokers provides that the Company is responsible for all required customer payments, maintenance of the margin in each margin account, payment of any unsecured debit balances, and payment and delivery of securities in good form related to nonperformance of its customers. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, or the clearing brokers have the right to execute purchases and sales if the Company declines to act.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions, properly training and supervising personnel, reviewing information it receives from its clearing brokers on a daily basis, and reserving for doubtful accounts when necessary.

6. **Related-Party Transactions**

The Company has entered into an expense sharing agreement with the Parent, under which the Company does not pay directly for any, rent, regulatory, consulting, travel or general office expenses. In 2016, the Company was charged $31,478 pursuant to the terms of this agreement. In addition, the Company, the Parent and the Affiliate, may pay expenses on each other's behalf, which are subsequently reimbursed. As of December 31, 2016, $23,808 was due from the Parent and $4,782 was due from the Affiliate.

7. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $181,736, which exceeded the required minimum net capital of $141,375 by $40,361. Aggregate indebtedness at December 31, 2016 totaled $2,120,630. The ratio of aggregate indebtedness to net capital was 11.67 to 1.

8. **Subsequent Events**

Subsequent events were evaluated through February 23, 2017, the date the financial statements were available to be issued, and the Company has concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Bayes Capital LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net capital:			
Total members' equity		$	935,402
Deduct nonallowable assets:			
Receivables from broker-dealers	674,612		
Receivable from clearing brokers	19,177		
Prepaid expenses	31,287		
Due from parent	23,808		
Due from affiliate	4,782		
			753,666
Net capital before haircuts on securities (tentative net capital)			181,736
Haircuts on securities			0
Net capital		$	181,736
Aggregate indebtedness:			
Execution fees payable			877,769
Due to broker-dealers			721,820
Technology costs payable			324,618
Professional fees payable			146,620
Commissions payable			18,172
Other payables			31,631
Total aggregate indebtedness		$	2,120,630
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$	141,375
Excess net capital at 1500 percent		$	40,361
Excess net capital at 1000 percent		$	(30,327)
Ratio of aggregate indebtedness to net capital			11.67

Bayes Capital LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2016

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Bayes Capital LLC

Schedule III

Reconciliations
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2016

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	181,736
	Net Capital, per schedule I	**$**	**181,736**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	2,120,630
	Aggregate indebtedness, per schedule I	**$**	**2,120,630**





POLCARI & CO.

CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bayes Capital, LLC
Westwood, NJ 07675

We have reviewed management's statements, included in the accompanying *Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission*, in which (1) Bayes Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bayes Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii)(the "exemption provisions") and (2) Bayes Capital, LLC stated that Bayes Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bayes Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayes Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Polcari & Company
POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, New Jersey
February 23, 2017

Rule 15c3-3 Exemption Report
December 31, 2016

Bayes Capital LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2016, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Douglas Sanzone
Title: CEO
Date: February 23, 2017



CERTIFIED PUBLIC ACCOUNTANTS

2035 HAMBURG TURNPIKE, UNIT H
WAYNE, NEW JERSEY 07470
TELEPHONE: (973) 831-6969
FAX: (973) 831-6972
E-MAIL: POLCARICO@OPTONLINE.NET

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Bayes Capital, LLC
Westwood, NJ 07675

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bayes Capital, LLC and SIPC [and Other Designated Examining Authority or Other Specified Parties] , solely to assist you and the other specified parties in evaluating [Name of Broker-dealer] 's compliance with the applicable instructions of Form SIPC-7. Bayes Capital LLC's management is responsible for Bayes Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Description of Disbursement Records] , noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Polcari & Company

POLCARI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Wayne, New Jersey
February 23, 2017

Bayes Capital LLC
Schedule of assessment and payments
Year ended December 31, 2016

Revenue	$ 16,003,524
Total revenue (FOCUS Line 12/Part IIA Line 9)	16,003,524
Additions	NONE
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	8,052,902
SIPC net operating revenues	$ 7,950,622
SIPC general assessment at .0025	$ 19,877
Less: Payment made August 8, 2016	(1,621)
Less: Payment made September 21, 2016	(3,776)
Assessment balance due	$ 14,480